                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                Sequa Corporation
                                (Name of Issuer)

                       Class A Common Stock, no par value
                         (Title of Class of Securities)

                                    81732 010
                                 (CUSIP Number)

                              Neal T. Dorman, Esq.
                              Hartman & Craven LLP
                               488 Madison Avenue
                               New York, NY 10022
                                 (212) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                January 18, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marjorie Alexander (20-7243070)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)__

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       0
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     3,919,995
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    0
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  3,919,995

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,919,995

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     39.4 (1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gail Binderman (20-7243070)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)__

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       63,596
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     4,041,383
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    63,596
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  4,041,383

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,104,979

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.8 (1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                         3

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mark Alexander (20-7243070)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       63,541
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     4,041,383
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    63,541
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  4,041,383

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,104,924

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.8 (1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Sharon Zoffness (20-7243070)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       56,215
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     4,041,383
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    56,215
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  4,041,383

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,097,598

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.7 (1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Forfed Corporation (13-0714303)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       3,122,986
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     0
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    3,122,986
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,122,986

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     33.1(1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                        6

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Fifty Broad Street, Inc. (13-1769653)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       182,175
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     0
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    182,175
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     182,175

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2(1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                  SCHEDULE 13D
CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Courtney Corporation (13-3150821)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       68,524
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     0
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    68,524
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     68,524

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .8(1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     42 New Street, Inc. (13-1861794)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       90,000
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     0
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    90,000
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     90,000

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1(1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Youandi Corp. (13-1936115)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       60,000
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     0
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    60,000
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     60,000

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .7(1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                  SCHEDULE 13D

CUSIP No. 81732 010

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Norman and Marjorie Alexander Foundation, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) x
     (b)___

3)   SEC USE ONLY

4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF              7)    SOLE VOTING POWER
     SHARES                       110,415
     BENEFICIALLY           8)    SHARED VOTING POWER
     OWNED BY                     0
     EACH                   9)    SOLE DISPOSITIVE POWER
     REPORTING                    110,415
     PERSON WITH            10)   SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     110,415

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4 (1)

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     OO

     (1) Based on 8,057,867 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30,
         2006.

                                       11

Item 1.  Security and Issuer.
         -------------------

     This Statement relates to the Class A common stock, no par value (the
"Class A Stock"), of Sequa Corporation (the "Company"). The Company's principal executive offices are located at 200 Park Avenue, New York, New York 10166.

Item 2.  Identity and Background.
         -----------------------

(a)-(c) This Statement is filed on behalf of (i) Marjorie Alexander ("Mrs.
Alexander"); Gail Binderman ("Binderman"); Mark Alexander ("Alexander") and
Sharon Zoffness ("Zoffness") as executors (collectively, the "Executors") under the Last Will and Testament of Norman E. Alexander, dated October 30, 2006 (the
"Will"); (ii) Norman and Marjorie Alexander Foundation, Inc. (the "Foundation")
a Delaware corporation; and (iii) the following corporations: Forfed Corporation
("Forfed"), a Delaware corporation; Fifty Broad Street, Inc. ("Fifty Broad"), a
New York corporation; Courtney Corporation ("Courtney"), a Delaware corporation;
42 New Street, Inc. ("42 New"), a New York corporation; and Youandi Corp.
("Youandi"), a New York corporation (such corporations are collectively referred to as the "Corporations"). All of the Corporations are directly or indirectly wholly-owned by the Executors (except for Forfed which is controlled by the
Executors). Identifying information pertaining to the Foundation and the
Corporations and their executive officers and directors appears as Exhibit 1.

Mrs. Alexander is a homemaker. Binderman is employed as Strategic Development
Liasion and Investment Officer by Ampacet Corporation, a New York corporation engaged in the plastic colors and concentrates business with principal executive offices located at 660 White Plains Road, Tarrytown, New York, and is a director of the Company. Alexander is a self-employed physician. Zoffness is a homemaker.
Each of Mrs. Alexander, Binderman, Alexander and Zoffness is a United States
citizen. Binderman has a business address at c/o Ampacet Corporation, 660 White
Plains Road, Tarrytown, New York. Each of Mrs. Alexander, Alexander and Zoffness
has a business address at c/o Hartman & Craven LLP, 488 Madison Avenue, New
York, New York. Mrs. Alexander is the widow of Norman E. Alexander. Binderman,
Alexander and Zoffness are the children of Norman E. Alexander.

(d)-(e) None of Mrs. Alexander, Binderman, Alexander, Zoffness, the Foundation,
any of the Corporations or, to the best knowledge of the Foundation and the
Corporations, respectively, any of the executive officers or directors named in
Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

On January 18, 2007, Letters Testamentary were issued to each of Mrs. Alexander,
Binderman, Alexander and Zoffness by the Surrogate's Court of the State of New
York, Westchester County (the "Letters"). By virtue of the issuance of the
Letters, each of Mrs. Alexander, Binderman, Alexander and Zoffness became executors under the Will. As such, each of the Executors became the beneficial owner of the aggregate 2,030,224 shares of Class A Stock owned directly and indirectly by the estate of Norman E. Alexander (the "Estate"). 35,000 of such shares are issuable pursuant to presently exercisable options. See Item 5.

Binderman individually owns 61,078 shares of Class A Stock and is the trustee of a trust for the benefit of her daughter which trust owns 1,317 shares of Class A
Stock. Alexander individually owns 62,892 shares of Class A Stock. Zoffness individually owns (i) 52,742 shares of Class A Stock and (ii) 2,281 shares of
Class A Stock as joint tenants with her son. All of such shares were acquired, directly or indirectly, as gifts from Norman E. Alexander.

Item 4.  Purpose of Transaction.
         ----------------------

(a)- (j) The shares of Class A Stock owned by each of the Executors, the
Foundation, the Corporations, Binderman (individually and as trustee for the benefit of her daughter), Alexander and Zoffness (including the shares held as joint tenants) are held for investment purposes.

Except as described in this Item 4, none of the Executors, the Foundation, the
Corporations, Binderman, Alexander or Zoffness has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the
Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the
Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934 (the "Act") or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) Each of the Executors beneficially owns (as defined by Rule 13d-3 under the
Act) 86,739 shares, or 1.1% of the shares, of Class A Stock outstanding at
October 31, 2006. 35,000 of such shares are issuable pursuant to presently exercisable options. The Foundation beneficially owns 110,415 shares, or 1.4% of the shares, of Class A Stock outstanding at October 31, 2006. Forfed beneficially owns 1,743,143 shares, or 21.6% of the shares, of Class A Stock outstanding at October 31, 2006. Fifty Broad beneficially owns 14,297 shares, or
..2% of the shares, of Class A Stock outstanding at October 31, 2006. 42 New beneficially owns 45,000 shares, or .6% of the shares, of Class A Stock outstanding at October 31, 2006. Youandi beneficially owns 30,000 shares, or .4%
of the shares, of Class A Stock outstanding at October 31, 2006. Binderman, individually and as trustee for her daughter, beneficially owns 62,395 shares, or .8% of the shares, of Class A Stock outstanding at October 31, 2006.
Alexander individually beneficially owns 62,892 shares, or .8% of the shares, of
Class A Stock outstanding at October 31, 2006. Zoffness individually (including the shares held as joint tenants) beneficially owns 55,023 shares, or .7% of the shares, of Class A Stock outstanding at October 31, 2006. Through the holdings of the Estate, Mrs. Alexander is the beneficial owner of 2,030,224 shares, or
25.2% of the shares, of Class A Stock outstanding at October 31, 2006.
Aggregating the holdings of the Estate and shares owned individually by each of them (including in the case of (x) Binderman the shares owned by a trust for the benefit of her daughter and (y) Zoffness

the shares held as joint tenants), (i) Binderman beneficially owns 2,092,619 shares, or 26% of the shares, of Class A Stock outstanding at October 31,
2006, (ii) Alexander beneficially owns 2,093,116 shares, or 26% of the shares, of Class A Stock outstanding at October 31, 2006, and (iii) Zoffness beneficially owns 2,085,247 shares, or 25.9% of the shares, of Class A Stock outstanding at October 31, 2006.

     In addition to their ownership of the shares of Class A Stock, the
Executors also beneficially own directly and through the Corporations shares of the Company's Class B Common Stock (the "Class B Stock"). Each of Binderman,
Alexander and Zoffness, in their capacities as Trustees under a (i) grantor retained annuity trust known as "Gail Binderman, Mark Alexander and Sharon
Zoffness as Trustees u/i dtd July 13, 2005" (the "July 2005 Trust") and (ii)
second grantor retained annuity trust known as "Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005" (the "Second July 2005
Trust") beneficially own shares of Class B Stock. Reference is hereby made to the Statement on Schedule 13D concerning the Class B Stock filed by the
Executors, the Corporations, the July 2005 Trust, the Second July 2005 Trust,
Binderman, Alexander and Zoffness concurrently with the filing of this
Statement. The Class B Stock is convertible into Class A Stock on a one-for-one basis. Accordingly, each of the Executors beneficially owns (as defined by Rule
13d-3 under the Act) 285,895 shares, or 3.4% of the shares, of Class A Stock outstanding at October 31, 2006; the Foundation beneficially owns 110,415 shares, or 1.4% of the shares, of Class A Stock outstanding at October 31, 2006;
Forfed beneficially owns 3,122,986 shares, or 33.1% of the shares, of Class A
Stock outstanding at October 31, 2006; Courtney beneficially owns 68,524 shares, or .8% of the shares, of Class A Stock outstanding at October 31, 2006; Fifty
Broad beneficially owns 182,175 shares, or 2.2% of the shares, of Class A Stock outstanding at October 31, 2006; 42 New beneficially owns 90,000 shares, or 1.1%
of the shares, of Class A Stock outstanding at October 31, 2006; Youandi beneficially owns 60,000 shares, or .7% of the shares, of Class A Stock outstanding at October 31, 2006; Binderman, individually and as trustee for her daughter, beneficially owns 63,596 shares, or .8% of the shares, of Class A
Stock outstanding at October 31, 2006; Alexander individually beneficially owns
63,541 shares, or .8% of the shares, of Class A Stock outstanding at October 31,
2006; Zoffness individually (including the shares held as joint tenants)
beneficially owns 56,215 shares, or .7% of the shares, of Class A Stock outstanding at October 31, 2006; the July 2005 Trust beneficially owns 83,234 shares, or 1% of the shares, of Class A Stock outstanding at October 31, 2006;
and the Second July 2005 Trust beneficially owns 38,154 shares, or .5% of the shares, of Class A Stock outstanding at October 31, 2006. Through the holdings of the Estate, Mrs. Alexander is the beneficial owner of 3,919,995 shares, or
39.4% of the shares, of Class A Stock outstanding at October 31, 2006.
Aggregating the holdings of the Estate and shares owned individually by each of them (including in the case of (x) Binderman the shares owned by a trust for the benefit of her daughter and (y) Zoffness the shares held as joint tenants), (i)
Binderman beneficially owns 4,104,979 shares, or 40.8% of the shares, of Class A
Stock outstanding at October 31, 2006, (ii) Alexander beneficially owns
4,104,924 shares, or 40.8% of the shares, of Class A Stock outstanding at
October 31, 2006, and (iii) Zoffness beneficially owns 4,097,598 shares, or
40.7% of the shares, of Class A Stock outstanding at October 31, 2006.

     (b) The Executors, acting together, have the sole right to vote and dispose of the 86,739 shares (285,265 shares on a converted basis) of Class A Stock held in their names. Each of the above Foundation and Corporations has the sole right to vote and dispose of all of its shares of Class A Stock, but the Executors, by virtue of their ownership and positions with the Corporations, acting together, have the power to vote and dispose of all of the shares of Class A Stock owned by the Foundation and the Corporations. Mrs. Alexander has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,030,224 shares (3,919,995 shares on a converted basis) of Class A Stock.
Binderman has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 62,395

shares (63,596 shares on a converted basis) of Class A Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,030,224 shares (4,041,383 shares on a converted basis) of Class
A Stock. Alexander has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 62,892 shares (63,541 shares on a converted basis) of Class A Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,030,224 shares (4,041,383 shares on a converted basis) of Class A Stock. Zoffness has
(i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 55,023 shares (56,215 shares on a converted basis) of
Class A Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,030,224 shares (4,041,383 shares on a converted basis) of Class A Stock.

     (c) Except for the acquisition of the 2,030,224 shares (4,041,383 shares on a converted basis) of Class A Stock by the Executors on January 18, 2007 by
virtue of the issuance of the Letters, none of the Executors, the Foundation, the Corporations, Mrs. Alexander, Binderman, Alexander or Zoffness effected any transaction in the Class A Stock during the past sixty days.

     (d) The Executors are entitled to receive dividends or proceeds from the sale of shares of Class A Stock by the Executors.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

The Will empowers the Executors to deal with an aggregate of 2,030,224 shares
(4,041,383 shares on a converted basis) of Class A Stock.

Item 7.  Material To Be Filed As Exhibits.
         --------------------------------

         Exhibit 1       Certain Information about Executive Officers and
                         Directors of the Foundation and Corporations.

         Exhibit 2       Last Will and Testament of Norman E. Alexander.

         Exhibit 3       Joint Filing Agreement.

                                       15

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007

                                           /s/ Marjorie Alexander
                                           -------------------------
                                           Marjorie Alexander

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007

                                           FIFTY BROAD STREET, INC.
                                           FORFED CORPORATION
                                           42 NEW STREET, INC.
                                           YOUANDI CORPORATION
                                           COURTNEY CORPORATION

                                           /s/ Gail Binderman
                                           -------------------------
                                           Gail Binderman
                                           Individually and on behalf of
                                           the above named Corporations as
                                           Vice President

                                       17

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007
                                           /s/ Mark Alexander
                                           -------------------------
                                           Mark Alexander

                                       18

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007
                                           /s/ Sharon Zoffness
                                           -------------------------
                                           Sharon Zoffness

                                       19

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007
                                 NORMAN AND MARJORIE ALEXANDER FOUNDATION, INC.

                                 /s/ Gail Binderman
                                 -------------------------
                                 Gail Binderman
                                 Vice President

                                  EXHIBIT INDEX

Exhibit 1     Certain Information about Executive Officers and Directors of the
              Foundation and Corporations.

Exhibit 2     Last Will and Testament of Norman E. Alexander.

Exhibit 3     Joint Filing Agreement.

                                       21